UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

           REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13A-16 AND L5D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 (APRIL 4, 2002)

                                DIVERSINET CORP.

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                              (Name of Registrant)

         2225 Sheppard Avenue East, Suite 1700, Toronto, Ontario M2J 5C2
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                    (Address of principal executive offices)


1.   Press Release dated April 4, 2002


Indicate  by check mark whether the Registrant files or will file annual reports
under  cover  of    Form  20-F  or  Form  40-F

Form 20-F     X       Form  40-F
          ---------              ---------

Indicate  by  check  mark  whether  the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
YES           NO   XXX
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                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized


                                          DIVERSINET CORP. - SEC FILE NO.0-23304
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                                                     (REGISTRANT)



DATE:  APRIL 4, 2002                      BY:  /s/  NAGY MOUSTAFA
                                               ---------------------------------
                                               NAGY MOUSTAFA, PRESIDENT & CEO


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                                   DIVERSINET


# OF SHARES ISSUED AND OUTSTANDING
31,600,584

FOR  IMMEDIATE  RELEASE:

DIVERSINET COMPLETES US$3.11 MILLION PRIVATE PLACEMENT FINANCING

TORONTO, CANADA, APRIL 4, 2002 - DIVERSINET CORP. (NASDAQ Small Cap: DVNT), a leading provider of mobile commerce (m-commerce) security infrastructure solutions, today announced that it has completed the issue and sale of 5,186,708 units in the capital of the Company at US$0.60 per unit for gross proceeds of US$3,112,022.

Each unit is comprised of one (1) common share and three-quarters (3/4) of one common share purchase warrant (each, a "Warrant"). Each Warrant will entitle the holder thereof to acquire one (1) common share at a price of US$0.72 per common share for a period of up to three years. The common shares and the common shares issuable upon exercise of the Warrants cannot be re-sold in the public markets until a registration statement has been declared effective by the U.S. Securities and Exchange Commission.

The shares were purchased primarily by institutional investors, and these funds will be used for working capital and general operations.

ABOUT DIVERSINET CORP. Diversinet is a leading developer of advanced wireless security software, enabling mobile e-commerce (m-commerce) services with its wireless security infrastructure solutions. Diversinet's client/server security software facilitates digital signatures, authentication and encryption with PKI products specifically designed to perform optimally in wireless environments and devices. In October of 2001, Diversinet enabled the launch of the first public Certification Authority in the world to offer mobile individual and business digital certificates for consumer use. For more information on Diversinet, visit the company's web site at www.diversinet.com.
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The Private Securities Litigation Reform Act of 1995 provides a "safe harbor"
for forward-looking statements. Certain information included in this press release (as well as information included in oral statements or other written statements made or to be made by the company) contains statements that are forward-looking, such as statements relating to anticipated future revenues of the company and success of current product offerings. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking statements made by or on behalf of the company. For a description of additional risks and uncertainties, please refer to the company's filings with the Securities and Exchange Commission.

FOR  MORE  INFORMATION:
David  Hackett
Chief Financial Officer, Diversinet Corp.
Tel:  (416) 756-2324, ext. 275


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Or

Sandra  Lemaitre
Marketing Communications Manager, Diversinet Corp.
Tel:  (416) 756-2324, ext. 324
Email:  pr@diversinet.com
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